Form 6-K

Securities and Exchange Commision
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
Of The
Securities Exchange Act of 1934

For the month of November 2005	Commision file number 1-12260

DE RIGO S.P.A.
(Translation of registrant's name in English)

Republic of Italy
(Jurisdiction of incorporation or organization)

Zona Industriale Villanova
32013 Longarone (BL)
Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F   X   Form 40-F ___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes           No     X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes           No     X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

For further information, please contact:	November 7th 2005
Maurizio Dessolis	FOR IMMEDIATE RELEASE
Chief Financial Officer
Tel 39 0437 7777
Fax 39 0437 770727
e-mail: investor@derigo.com
NYSE: DER

DE RIGO
reports sales results for the first nine months of 2005

De Rigo S.p.A. (NYSE: DER) posted net sales of EUR 387.6 m1 for the first nine months of 2005, a decrease of 2.1% as compared with the same period last year. The Group’s sales results reflected the continuing positive trend at General Optica, the Group’s Spanish retail chain, and a recovery at the wholesale & manufacturing business segment, while sales results at Dollond & Aitchison, the Group’s British retail chain, were negatively affected by a general downturn in the British optical market, notwithstanding an improvement in the chain’s product mix.

Highlights of the Group’s unaudited sales results for the first nine months of 2005 include:

  Consolidated net sales were EUR 387.6 m, as compared with the EUR 395.8 m posted in the first nine months of 2004. Foreign currency effects had a negative impact of 1.2 percentage points on the change in net sales.2
  Wholesale & manufacturing sales increased by 1.1% to EUR 105.5 m from EUR 104.4 m in the first nine months of 2004. Foreign currency effects had a negative impact of 0.2 percentage points on the change in wholesale & manufacturing sales.
  Sales through the Group’s retail companies amounted to EUR 292.5 m, a decrease of 2.2% from the EUR 299.0 m posted in the first nine months of 2004. Foreign currency effects had a negative impact of 1.4 percentage points on the change in retail sales.

In this release, De Rigo is reporting net sales on a consolidated basis, as well as sales for each of its two principal business segments. In calculating its consolidated net sales, De Rigo has eliminated the intercompany sales between the Group’s business segments, as detailed in the following table:

__________________________________
1 The Group reports its results in Euro. On November 4th, 2005, the Euro/U.S. Dollar exchange rate, as fixed by the European Central Bank, was EUR 1 = USD 1.1933. The financial results reported in this press release have not been audited by the Group’s independent public accountants and are presented on the basis of accounting principles generally accepted in Italy (“Italian GAAP”).
2 In addition to reporting its Italian GAAP results, the De Rigo Group uses certain measures of financial performance that exclude the impact of fluctuations in currency exchange rates in the translation of its operating results into Euro. In doing so, the Group has calculated its sales for the first nine months of 2005 on the basis of the same average exchange rates used to calculate sales for the first nine months of 2004. The Company believes that these non-GAAP financial measures provide useful information to both management and investors by allowing a comparison of sales performance on an exchange rate neutral basis. See the table on page 2 of this release. The De Rigo Group's method of calculating sales performance excluding the impact of changes in exchange rates may differ from methods used by other companies.

SALES BY BUSINESS SEGMENT
(Euro in millions)

	9M 2004	9M 2005		9M 2005	9M 2005
			%	Effect of	Sales at	%
	Sales	Sales	change	application of	constant	change
				constant	exchange rates
				exchange rates	(Non-GAAP)

Wholesale & Manufacturing	104.4	105.5	+1.1%	0.3	105.8	+1.3%
Retail	299.0	292.5	-2.2%	4.2	296.7	-0.8%
- D&A	191.5	180.9	-5.5%	4.2	185.1	-3.3%
- GO	107.5	111.6	+3.8%	0.0	111.6	+3.8%
Elimination of Intercompany Sales	-7.6	-10.4	+36.8%	0.0	-10.4	+36.8%

Consolidated net sales	395.8	387.6	-2.1%	4.5	392.1	-0.9%

Consolidated net sales

The Group’s consolidated net sales of EUR 387.6 m were broken down as follows: eyewear sales of EUR 169.7 m, lens sales of EUR 120.1 m, contact lens sales of EUR 60.3 m and other sales and revenues of EUR 37.5 m, as compared with sales of EUR 175.4 m, EUR 123.9 m, EUR 58.5 m and EUR 38.0 m, respectively, for the first nine months of 2004.

Foreign currency translation differences had a negative effect on consolidated net sales, particularly with regard to the translation into Euro of sales made in Pounds Sterling, Japanese Yen and Hong Kong Dollars, as the average exchange rate for these currencies in the first nine months of 2005 was less favourable to the Group than that during the first nine months of 2004.

Analysing consolidated net sales by geographic area, net sales in Europe amounted to EUR 349.3 m, a decrease of 2.9%, primarily due to lower retail sales in the British market. Net sales in the Rest of the World increased by 3.0% to EUR 31.3 m, reflecting the Group’s positive results in certain Far Eastern markets. Net sales in the Americas increased by 22.8% to EUR 7.0 m, reflecting the positive impact of the distribution agreement with Viva signed in July 2004.

De Rigo’s overall consolidated net sales results reflected the contribution of each of the Group’s principal business segments:

Wholesale & Manufacturing

Wholesale & manufacturing sales increased by 1.1% to EUR 105.5 m from EUR 104.4 m in the first nine months of 2004.

The increase in wholesale & manufacturing sales reflected the positive results achieved by the Group in the Far Eastern area, the impact of the distribution agreement with Viva and the positive response by the market to the Group’s new collections of Escada and Chopard branded eyewear. These factors more than offset the impact on the period-to-period comparison of the expiry of the Group’s license agreement with Fendi as of the end of 2004. Beginning with the last quarter of 2005, the Group’s net sales will also be positively affected by the launch of the new Ermenegildo Zegna and Jean Paul Gaultier sunglass collections.

Retail

Sales through the retail companies amounted to EUR 292.5 m, a decrease of 2.2% from the EUR 299.0 m posted in the first nine months of 2004.

The following table sets forth certain data on the sales and store network of De Rigo’s two retail chains: Dollond & Aitchison (“D&A”), one of the leading retailers in the British optical market and General Optica (“GO”), the leading retail chain in the Spanish optical market.

	9M 2004	9M 2005		30 Sep 04	30 Sep 05		30 Sep 04	30 Sep 05
	€ in	€ in	%	Owned	Owned	Unit	Franchised	Franchised	Unit
	millions	millions	Change	stores	stores	change	stores	stores	change

D&A	191.5	180.9	-5.5%	231	236	+5	141	140	-1
GO	107.5	111.6	+3.8%	147	155	+8	15	22	+7

Total Retail	299.0	292.5	-2.2%	378	391	+13	156	162	+6

D&A’s sales were EUR 180.9 m, a decrease of 5.5% as compared with sales of EUR 191.5 m posted in the first nine months of 2004. Sales declined by 3.3% in Pound Sterling terms, less than in Euro Terms, reflecting the decrease of the Pound Sterling’s value against the Euro. Same store sales per working day in Pound Sterling terms decreased by 4.2% . Sales of franchised stores during the period amounted to EUR 48.4 m, a decrease of 7.3%; in Pound Sterling terms, sales of franchised stores decreased by 5.1% .

D&A’s results reflected a general downturn in sales in the British optical market as a whole in both value and volume terms. In this tough environment, the Company focused on the goal of increasing its gross margin and overall profitability through an improvement in the mix of products sold.

At September 30, 2005, D&A operated a network of 236 owned shops and 140 franchised shops, having opened a net total of five owned shops and closed a net total of one franchised shop in the last twelve months.

GO’s sales increased by 3.8% to EUR 111.6 m from the EUR 107.5 m posted in the first nine months of 2004, with the result reflecting a 1.7% in same store sales on top of the 5.6% increase posted in the first nine months of 2004, as well the impact of the opening of new stores.

At September 30, 2005, GO operated a network of 155 owned shops and 22 franchised shops, having opened a net total of 8 owned shops and 7 franchised shops during the last twelve months.

*****

De Rigo is one of the world’s largest manufacturers and distributors of premium eyewear, the major optical retailer in Spain through General Optica, one of the leading retailers in the British optical market through Dollond & Aitchison and a partner of the LVMH Fashion Group for the manufacture and distribution of Celine, Givenchy and Loewe eyewear. De Rigo also manufactures and distributes the licensed brands Chopard, Ermenegildo Zegna, Escada, Etro, Fila, Furla, Jean Paul Gaultier, La Perla and Mini, as well as its own brands Police, Sting and Lozza.

  SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2005	DE RIGO S.p.A. By: /s/ Ennio De Rigo Ennio De Rigo Chairman of the Board and Chief Executive Officer